FrontView REIT, Inc.
FrontView Operating Partnership LP
3131 McKinney Avenue, Suite L10
Dallas, Texas 75204

December 9, 2025

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: FrontView REIT, Inc.
       FrontView Operating Partnership LP
Delaying Amendment to Registration Statement on Form S-3; File No. 333-292002 and File No. 333-292002-01

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement on Form S-3 (File No. 333-292002 and File No. 333-292002-01) filed by FrontView REIT, Inc. and FrontView Operating Partnership LP on December 8, 2025:

“The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Stuart A. Barr of Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to the company, at (202) 639-7486.

Sincerely,
FRONTVIEW REIT, INC.

/s/ Stephen Preston
By: Stephen Preston
Title: Chairman, Chief Executive Officer and President

FRONTVIEW OPERATING PARTNERSHIP LP

/s/ Stephen Preston
By: Stephen Preston
Title: Authorized Person

cc: Stuart A. Barr, Fried, Frank, Harris, Shriver & Jacobson LLP